BEFORE THE STATE CORPORATION COMMISSION
OF THE STATE OF KANSAS

In the Matter of the Application of Kansas City Power & Light Company to Modify Its Tariffs to Continue the Implementation of Its Regulatory Plan.	) )	Docket No.: 09-KCPE-246-RTS

JOINT STIPULATION AND AGREEMENT

I.           OVERVIEW

As a result of extensive discussions, the Staff of the State Corporation Commission of the State of Kansas (“Staff”), Kansas City Power & Light Company (“KCP&L”); the Citizens’ Utility Ratepayer Board (“CURB”); and Kansas Electric Power Cooperative, Inc. (“KEPCo”) (collectively, “the Signatory Parties”) hereby submit to the State Corporation Commission of the State of Kansas (“Commission”) for its consideration and approval the following Joint Stipulation and Agreement (“Joint Stipulation”).

II.           KCP&L’S APPLICATION

1.           On September 5, 2008, KCP&L filed an application for a rate change (“Application”) pursuant to K.S.A. 66-117 and K.A.R. 82-1-231.  KCP&L’s Application reflects its investment in plant and equipment since the last time KCP&L’s rate base was adjusted in Docket No. 07-KCPE-905-RTS.

2.           KCP&L’s Application was the third in a series of rate cases that are contemplated in the Rate Plan (Appendix C of the Stipulation (“1025 Stipulation”) in Docket No. 04-KCPE-

1025-GIE (the “1025 Docket)), in conjunction with KCP&L’s implementation of the Resource Plan.1

3.           The first rate filing made by KCP&L pursuant to the 1025 Stipulation was contained in Docket No. 06-KCPE-828-RTS (“828 Docket”), which resulted in a Stipulation and Agreement (“828 Stipulation”) that was approved by the Commission on December 4, 2006.

4.           The second rate filing made by KCP&L pursuant to the Rate Plan was contained in Docket No. 07-KCPE-905-RTS, and resulted in a Stipulation and Agreement that was approved by the Commission on November 20, 2007 (“905 Stipulation”).

5.           The primary purpose of KCP&L’s current rate case is the recovery of KCP&L's investment in environmental upgrades to Iatan Unit 1 and in Iatan common plant.  Pursuant to the Appendix C of the 1025 Stipulation, this rate case was originally scheduled to be filed by March 1, 2008.  However, due to changes in the construction schedule of these environmental upgrades, on February 6, 2008, KCP&L requested a postponement of this filing deadline. On March 17, 2008, the Commission granted KCP&L's Motion to Amend Filing Date, and postponed for sixty days the filing of KCP&L's 2008 rate case, to May 1, 2008, with the remainder of the procedural schedule being pushed back accordingly. Subsequently, on March 31, 2008, KCP&L filed a Petition for Reconsideration of Commission's Order Granting KCP&L’s Motion to Amend Filing Date.  Thereafter, in its April 30, 2008 Order, the Commission granted KCP&L's Petition for Reconsideration and modified the March 31, 2008 deadline, as well as its March 17, 2008 Order, and left open the date by which KCP&L's Application could be filed.

1 The 1025 Stipulation refers collectively to the “Regulatory Plan” that is comprised of a Resource Plan set forth in Appendices A and A-1 and the Customer Programs set forth in Appendices B and B-1, and the Rate Plan set forth in Appendices C, C-1, and C-2.  References to the “Regulatory Plan” with this Stipulation shall have the same meaning.

6.           On September 5, 2008, KCP&L filed its Application.  The schedules filed with KCP&L’s Application indicated a gross revenue deficiency of approximately $71.6 million, based upon normalized operating results for the 12 months ending December 31, 2007, adjusted for known and measurable changes in revenues, operating and maintenance expenses, cost of capital and taxes, and other adjustments. Pursuant to the Contribution In Aid of Construction (“CIAC”) mechanism established in the 1025 Stipulation, KCP&L included in this $71.6 million deficiency an additional $11.2 million of CIAC.  This deficiency represents a rate increase of approximately 17.5% based on test year revenue of approximately $409 million.

7.           In support of its Application, KCP&L submitted the testimony of 16 witnesses and the schedules required by K.A.R. 82-1-231.

8.           Under the Rate Plan, KCP&L will file one additional rate Application, as described in Appendix C of the 1025 Stipulation.

III.  STAFF AND OTHER PARTIES’ PRE-FILED POSITIONS

9.           Staff, CURB, and other parties timely filed direct testimony on February 3, 2009.  Staff recommended a $53.9 million increase for KCP&L customers that included $11.2 million of CIAC, but also noted the expectation that the plant in-service will need to be updated.  CURB recommended a rate increase of $46.8 million that included $23.9 million of pre-tax payment on plant.  MUUG’s testimony supported creation of a green tariff, advocated an equal spread of any rate increase across customer classes, and suggested that severe economic conditions of the period be considered in determining revenue requirements.

10.           On February 23, 2009, KCP&L filed its rebuttal testimony, reflecting updates to the budgeted Iatan Unit 1 Air Quality Control System (“AQCS”) and Iatan common costs and to certain non-Iatan plant investment.  The Iatan Unit 1 AQCS and Iatan common costs included costs through the in-service date of July 4, 2009.  The non-Iatan plant update included costs through March 31, 2009.

11.           On March 3, 2009, the Commission held oral arguments on various motions pending in this docket, including the motions of the Hospital Interveners, CURB, Staff, and KCP&L.  Thereafter, the Commission recessed the hearing to allow the Signatory Parties an opportunity to explore: the possibility of arriving at a resolution that would address the Signatory Parties’ concerns regarding the use of budgeted cost information; the issues raised by KCP&L’s February 23, 2009, rebuttal testimony and February 25, 2009, updated Data Request responses regarding increased identified common costs; the Company’s concerns regarding the exclusion of significant plant costs from its revenue requirement in this case; and concern over the impact of any delays in the existing hearing schedule.

12.           On March 6, 2009, the Signatory Parties2 filed a Joint Motion for Commission Approval of Amendment to Procedural Schedule (the “Joint Motion”).  As part of the Joint Motion, the Signatory Parties agreed that:

10. KCP&L’s Direct Testimony will only include testimony directly related to actual costs for Iatan Unit 1 and Iatan common costs paid or approved for payment through April 30, 2009, and directly related to the updated costs on non-Iatan plant through March 31, 2009, as addressed in KCP&L’s rebuttal testimony. Such testimony will also detail the effects of these updated costs on KCP&L’s requested overall increase. No costs incurred, invoiced, or approved for payment after April 30, 2009 may be included in KCP&L’s Direct Testimony, and KCP&L may not increase its overall request above the original application for a $71.6 million increase. KCP&L may not add to or otherwise materially change the costs presented in this docket related to the costs of Iatan Unit 1 up to, and included in, the May 5, 2009, Direct Testimony after such testimony has been filed because KCP&L agrees that the May 5, 2009, filing is their final position on the aforementioned costs upon which KCP&L will rely throughout the remainder of this docket. The inclusion of the updated costs for the non-Iatan plant may be contested by any party and those parties reserve the right to present their position in that regard in their Direct Testimony. KCP&L's ability to claim a traditional revenue requirement in excess of the amount contained in the Company's original Application or a CIAC less than the amount contained in the Company's original Application may be contested by CURB or Intervenors and those parties reserve the right to present their position in that regard in their Direct Testimony; however,

2 As of the March 6, 2009 Joint Motion, the Cities of Overland Park, Kansas and Mission Hills, Kansas had not yet petitioned for intervention.  As such, they were not parties to the Joint Motion.

this provision is not intended to affect Staff in either an enabling or preclusive manner. The parties also reserve the right to modify or otherwise change their revenue requirement adjustments, disallowances, and recommendations in light of and directly related to such updated Iatan Unit 1, common and non-Iatan plant costs.

13.           On March 13, 2009 the Commission issued its Revised Scheduling Order Granting Parties’ Joint Motion Filed March 6, 2009.

14.           In its May 5, 2009 Additional Direct Testimony, KCP&L revised its traditional revenue requirement and its CIAC requirement to approximately $54 million and $17.6 million, respectively, noting that the CIAC amount is the difference between the requested increase of $71.6 million and the traditional revenue requirement component.

15.           In its May 29, 2009, Additional Direct Testimony, Staff revised its traditional revenue requirement to $42.8 million and left its CIAC unchanged at $11.2 million. In its May 29, 2009 Additional Direct Testimony, CURB revised its recommended rate increase to $48 million, which included $24 million in pre-tax payment on plant.

IV. TERMS OF THE JOINT STIPULATION

16.           After extensive negotiations, the Signatory Parties have agreed upon the following terms:

A.	Stipulated Revenue Requirement and Customer Advancement/Pre-Tax Payment on Plant Amount

17.           KCP&L's overall revenue increase will be fifty-nine million dollars ($59,000,000).  To provide KCP&L with sufficient cash flow to proceed with the Resource Plan as set forth in the 1025 Stipulation, the Signatory Parties agree that eighteen million dollars ($18,000,000) of the total revenue increase will be treated for accounting purposes as a pre-tax payment on plant on behalf of consumers.  The $18 million pre-tax payment on plant shall be treated as an increase to KCP&L’s depreciation reserve and will be assigned to primary plant accounts in the next rate case.

B.           Regulatory Asset

18.           The Signatory Parties agree that KCP&L can create and utilize a regulatory asset for depreciation expense and carrying costs of Iatan Unit 1 AQCS and Iatan common costs included in plant-in-service but not included in rate base in this case, consistent with that set forth on pp. 8-10 of the May 29, 2009, Additional Direct testimony of Staff witness Jeff McClanahan.  The Commission should authorize a regulatory asset to include depreciation expense and carrying costs for the Iatan Unit 1 AQCS and Iatan common plant not included in the current case.  The regulatory asset should be accounted for as follows:

➢           The regulatory asset account should start accruing depreciation expense and carrying costs only when Iatan Unit 1 AQCS and Iatan common costs are paid and transferred into service.

➢           All Iatan common costs to be transferred to plant in-service shall use the allocation ratio of actual cash paid developed and outlined in the Additional Direct Testimony of Staff witness Justin Grady.

➢           The equity rate used to calculate carrying costs shall be 8.25%.

➢           Depreciation Expense shall be separate and distinct from carrying costs and each month's accrual should be reflected.

➢           The Iatan Unit 1 AQCS and Iatan common costs included in rate base in this case, including Allowance for Funds Used During Construction (“AFUDC”) but excluding any possible disallowances, is as reflected in Staff witness Laura Bowman’s Updated Exhibits LKB-2(C) and LKB-3 attached to her Additional Direct Testimony  ($178,017,515- Kansas jurisdictional).

C.            In-service Timing of Iatan 1 AQCS and Iatan Common Costs

19.           The Signatory Parties agree that this Joint Stipulation resolves all issues in this case concerning disallowances related to costs for Iatan Unit 1 AQCS and Iatan common costs that are included in rate base.  There will be no write-off of costs included in rate base in this case for plant-in-service as of July 4, 2009.

20.           The disallowance review related to Iatan Unit 1 AQCS and Iatan common costs paid or approved for payment as of April 30, 2009 and in-service as of July 4, 2009, is deferred to the next rate case and capped at $4.7 million (Kansas jurisdictional, including AFUDC), strictly as set forth in the testimony of Staff witness Mr. Walter Drabinski.  The $4.7 million cap applies specifically to all costs paid or approved for payment, including any Risk and Opportunity (“R/O”) package-related costs, as of April 30, 2009 for Iatan Unit 1 AQCS and Iatan common costs in-service as of July 4, 2009.  To the extent that additional costs are paid against any R/Os after April 30, 2009 (that were not already approved for payment as of April 30, 2009), such costs may be considered for disallowance subject to the provisions of paragraph 22.  KCP&L is not agreeing to any disallowance, but the Signatory Parties are limited to recommending this amount as it relates to these Iatan Unit 1 AQCS and Iatan common costs in KCP&L’s next rate case.

21.           In the next rate case there will be no additional testimony by any Signatory Party and no modifications to the prefiled testimony admitted into the record in this case related to the Iatan Unit 1 AQCS and Iatan common costs in rate base in this case, or concerning the amount of, or Staff’s basis for, the $4.7 million disallowance recommended by Staff in this case.  However, nothing herein prevents the Signatory parties from placing the prefiled testimony admitted into the record in this docket related to the aforementioned review of Iatan Unit 1 AQCS and Iatan common costs into the record of KCP&L’s next rate case.  Any additional testimony by the Signatory Parties regarding the Iatan Unit 1 AQCS and Iatan common costs is limited to the context of explaining the reason for including such testimony in the next case and how it relates to the calculation of the proposed rate base and revenue requirement in the next rate case.

22.           The remaining $56 million (Kansas jurisdictional, excluding AFUDC) of potential costs for Iatan Unit 1 AQCS and Iatan common not paid or approved for payment as of April 30, 2009 and not included in rate base in this case, will be subject to a prudence review and the Signatory Parties may recommend an associated disallowance of no more than $2.8 million

(Kansas jurisdictional) in the next case.  Costs not yet paid nor approved for payment as of April 30, 2009, attributed to R/Os 94, 125, and 135 (as identified by Mr. Drabinski in his testimony) specifically fall within the aforementioned $2.8 million cap on the remaining $56 million of potential costs.  Additionally, any costs in this category in excess of the noted $56 million will not be capped as to the level of disallowance that may be recommended by any Signatory Party.  The limitations on non-KCP&L Signatory Parties contained in paragraphs 20, 21, and 22 shall not apply if the Commission finds that KCP&L failed to provide such Signatory Parties with material and relevant information in its possession, or which should have been available to KCP&L through reasonable investigation, or in the event the Commission finds that KCP&L misrepresented facts relevant to this Joint Stipulation.

D.           Miscellaneous Stipulated Accounting Provisions

23.           As agreed by the Signatory Parties, the following accounting provisions should be adopted by the Commission:

Rate Case Expenses

24.           The Commission authorizes KCP&L to establish a regulatory asset for incremental rate case expenses through the duration of Docket No. 09-KCPE-246-RTS. KCP&L currently estimates the Kansas jurisdictional regulatory asset will be approximately $1.0 million at July 31, 2009, and such final amount will be subject to review in the next rate case.  KCP&L is authorized to amortize this regulatory asset over four (4) years commencing August 1, 2009.  The deferred expenses will not receive rate base treatment in future rate cases.

Surface Transportation Board (“STB”) Expenses

25.           In Docket No. 06-KCPE-828-RTS, KCP&L was authorized to establish a regulatory asset with a five (5) year amortization period beginning January 1, 2007 for the Kansas jurisdictional portion of STB litigation expenses incurred through December 31, 2006.  In Docket No. 07-KCPE-905-RTS, the Commission reaffirmed this authorization.  It also reaffirmed that actual STB expenses incurred after December 31, 2006 could also be charged to this regulatory asset, to be amortized over a five (5) year period beginning with rates effective in a future rate case under the Rate Plan.  The deferred expenses would not receive any rate base treatment in future rate cases.

26.           In the current docket, KCP&L reflected the 2008 receipt and projected 2009 receipt of $3.4 million (total Company) of reparations awarded as a result of the litigation.  The Kansas jurisdictional portion of such reparations net of the Kansas jurisdictional portion of unamortized litigation costs was projected to be $703,203 at March 31, 2009.  KCP&L proposed that this amount would be returned to Kansas ratepayers over two (2) years though a reduction of fuel expense in Account 501 beginning with the rates effective in this proceeding.  Such reduction of fuel expense will be included in the Energy Cost Adjustment (ECA) mechanism.  The Signatory Parties agree that the July 31, 2009 balance of Kansas jurisdictional reparations less the unamortized Kansas jurisdictional litigation costs will be amortized as a reduction to fuel expense over two (2) years beginning August 1, 2009.

SO2 Emissions Allowances

27.           The Commission reaffirms its authorization in the 828 Docket for KCP&L’s sale of SO2 emission allowances through June 1, 2010, including related coal premiums.  KCP&L will continue to record net sales proceeds to a regulatory liability (Federal Energy Regulatory Commission (“FERC”) Account 254) and offset rate base for ratemaking purposes.  The regulatory liability will be amortized over a time period to be determined in the Company’s next rate case, with such amortization reflected in rates beginning with the rates resulting from that case.

28.           KCP&L currently purchases coal from vendors under contracts that indicate nominal sulfur content.  To the extent that coal supplied has a lower sulfur content than specified in the contract, KCP&L pays a premium over the contract price.  As authorized by the

Commission in the 828 Docket, to the extent that KCP&L pays premiums for lower sulfur coal, the Company will determine the portion of such premiums, net of joint partners’ shares, that apply to retail sales and record the proportionate costs of such premiums in FERC Account 254 as a reduction of the regulatory liability.  But in no event will the charges to the Kansas jurisdictional portion of FERC Account 254 for these premiums exceed $5,000,000 annually.  The portion of premiums applicable to retail will be determined monthly based on the system-wide percentage of MWhs from coal generation used for retail sales versus wholesale sales as computed by the hourly energy costing model.  This system-wide percentage will be applied to premiums invoiced during the same period.

Pension Costs

29.           The Commission approves the treatment of pension and other post-employment benefit costs as set forth in the attached Appendix A, which is intended to be consistent with the treatment of pension costs outlined in Appendix C, paragraph (E) of the 1025 Stipulation.

AFUDC Rate on Iatan 2

30.           The Commission authorizes KCP&L for purposes of calculating the equity component of the Allowance for Funds Used During Construction (“AFUDC”) rate on Iatan 2 to set the equity rate used in the calculation at 8.25%, beginning August 1, 2009.

Depreciation Rates

31.           The Commission authorizes KCP&L to continue utilizing the depreciation rates set forth in the attached Appendix B, which are the same rates set out in Appendix C-2 of the 1025 Stipulation.

Asset Retirement Obligations and Cost of Removal

32.           The Commission reaffirms its Order in Docket No. 04-WSEE-605-ACT allowing KCP&L to defer all costs on the balance sheet, for financial reporting purposes, associated with the adoption of Statement of Financial Accounting Standards No. 143 (“FAS 143”) and Financial

Accounting Standards Board Interpretation No. 47 (“FIN 47”), including accretion and depreciation expenses and amounts included for cost of removal in depreciation rates set forth in Appendix B.

E.           Effective Date of Rates

33.           It is the Signatory Parties’ intent that the rates resulting from this case go into effect on August 1, 2009.  The Signatory Parties respectfully request that the Commission issue an Order approving this Joint Stipulation on or before July 24, 2009 in order to facilitate the requested effective date of rates of August 1, 2009.

F.           Timing and Process for Next Rate Case

34.           As stated in the 1025 Stipulation, KCP&L is required to make a 2009 rate filing that proposes new rate schedules with an effective date of June 1, 2010.  Specifically, ¶5 of Appendix C to the 1025 Stipulation states that:

KCPL shall make a 2009 rate filing that proposes new rate schedules with an effective date of June 1,2010. Any such filing shall be filed with the KCC on or before August 15,2009. The test year for this filing will be the 12 months ending June 30,2009. As part of such filing, KCPL will agree to extend the deadline for a Commission final order on the proposed tariff changes to May 10, 2010, pursuant to K.S.A. 66-1 17(c). The filing may include new investment in plant that is anticipated to be in-service as of May 31,2010.

35.           Because of the complexities in process and timing encountered in the current case, and as originally contemplated in ¶6 of the 1025 Stipulation,3 the Signatory Parties recognize that this filing date set forth in the 1025 Stipulation is no longer appropriate for the next rate case.  Accordingly, the Signatory Parties agree to collaborate in advance of the filing of KCP&L’s next rate case in order to establish a procedure for the next rate case that addresses the in-service, process, and timing problems realized with this current proceeding.  The Signatory

3 ¶6 states:
Because of the magnitude of these investments and the length of time of the regulatory plan, KCPL may need to adjust the timing of the above rate filings to reflect additional information regarding the construction and timing of investments and other factors. The Signatory Parties agree to work together to adjust the rate filing schedule to reflect these needs. Such adjustment(s) shall be submitted to the Commission for approval.

Parties to the 1025 Stipulation expressly acknowledge that the changes contained in this paragraph do not modify in any other respect the terms and conditions of the 1025 Stipulation, and the parties to this agreement who are not signatories to the 1025 Stipulation are not further bound by the 1025 Stipulation beyond the terms contained herein.

36.           If the Signatory Parties are unable to agree on the timing and procedures by September 1, 2009, the matter will be taken to the Commission for determination prior to the filing of KCP&L’s next rate case.  If the Commission has not ruled on the matter by October 1, 2009, all Signatory Parties agree that KCP&L may proceed with the filing of its next rate case.

G.           Class Cost of Service

37.           KCP&L agrees to perform and submit in its next rate case, a class cost of service study that includes:  (1) a breakout of each residential water heating and space heating subclass from the aggregate Residential Service class; and (2) a breakout of KCP&L’s total allocated cost of service, by rate class, into separate summer- and winter-related revenue requirement components.

38.           KCP&L agrees that it will work with Staff, CURB, and any other Party to this case as it prepares its class cost of service study to ensure that the agreed-upon cost-of-service modifications are appropriately modeled.  KCP&L agrees to accommodate any reasonable request of a Party to this case for alternative scenario runs under its model.

H.           Rate Design

39.           The Signatory Parties agree that the rates should be apportioned among the respective classes of customers on an equal percentage basis to the non-ECA portion of the revenues for each class; and within each rate class, all energy, demand and service charges (exclusive of the ECA) shall receive a percentage increase equal to the overall class increase, i.e., each non-ECA rate element shall receive the same percentage increase.

I.           Green Tariff

40.           Prior to the filing of its next rate case, KCP&L agrees to work in a collaborative fashion together with MUUG, Staff, CURB, and any other Signatory Party in this rate case to explore the possibility of developing a green tariff to accommodate the purchase and development of renewable energy in Kansas.  If such a tariff is developed through the collaborative process, such tariff may be presented to the Commission for review and, if appropriate, approval.

V.           MISCELLANEOUS PROVISIONS

A.           The Commission's Rights

41.           Nothing in this Joint Stipulation is intended to impinge or restrict, in any manner, the exercise by the Commission of any statutory right, including the right of access to information, and any statutory obligation, including the obligation to ensure that KCP&L is providing efficient and sufficient service at just and reasonable rates.

B.            Signatory Parties' Rights

42.           The Signatory Parties, including Staff, shall have the right but not the obligation to present pre-filed testimony in support of this Joint Stipulation.  Such testimony shall be filed formally in the docket and presented by witnesses at a hearing on this Joint Stipulation.

C.           Negotiated Settlement

43.           This Joint Stipulation represents a negotiated settlement that fully resolves the issues addressed in this proceeding. The Signatory Parties represent that the terms of this Joint Stipulation constitute a fair and reasonable resolution of the issues addressed herein. Except as specified herein, the Signatory Parties to this Joint Stipulation shall not be prejudiced, bound by, or in any way affected by the terms of this Joint Stipulation: (a) in any future proceeding; (b) in any proceeding currently pending under a separate docket; and/or (c) in this proceeding, should the Commission decide not to approve this Joint Stipulation in the instant proceeding. If the

Commission accepts this Joint Stipulation in its entirety and incorporates the same into a final order without material modification, the Signatory Parties shall be bound by its terms and the Commission's order incorporating its terms as to all issues addressed herein and in accordance with the terms hereof, and will not appeal the Commission's order on these issues or any other outstanding issues, motions, or petitions in this case.

D.           Interdependent Provisions

44.           The provisions of this Joint Stipulation have resulted from negotiations among the Signatory Parties and are interdependent. In the event that the Commission does not approve and adopt the terms of this Joint Stipulation in total, it shall be voidable and no Signatory Party hereto shall be bound, prejudiced, or in any way affected by any of the agreements or provisions hereof. Further, in such event, this Joint Stipulation shall be considered privileged and not admissible in evidence or made a part of the record in any proceeding.

E.           Submission Of Documents To The Commission Or Staff

45.           To the extent this Joint Stipulation provides for information, documents or other data to be furnished to the Commission or Staff, such information, documents or data shall be filed with the Commission and a copy served upon the Commission's Director of Utilities. Such information, documents or data shall be marked and identified with the docket number of this proceeding.

IN WITNESS WHEREOF, the Signatory Parties have executed and approved this Agreement, effective as of the 18th day of June 2009, by subscribing their signatures below.

Respectfully submitted,
WILLIAM G. RIGGINS (#12080) Vice President and General Counsel VICTORIA SCHATZ (#17478) Kansas City Power & Light Company 1201 Walnut Kansas City, MO 64141

FRANK A. CARO, JR. (#11678)
ANNE E. CALLENBACH (#18488)
Polsinelli Shughart PC
6201 College Boulevard, Suite 500
Overland Park, Kansas 66211
(913) 451-8788
(913) 451-6205 Fax
fcaro@polsinelli.com
acallenbach@polsinelli.com

/s/ Glenda Cafer GLENDA CAFER (#13342) Cafer Law Office, LLC 3321 SW 6th Street Topeka, KS 66606 (785) 271-9991 (785) 271-9993 Fax gcafer@sbcglobal.net

COUNSEL FOR KANSAS CITY POWER & LIGHT COMPANY

/s/ Patrick T. Smith
W. THOMAS STRATTON, JR., # 11916
Chief Litigation Counsel
PATRICK T. SMITH, # 18275
Litigation Counsel
MELISSA J. HUNSICKER WALBURN, # 19568
Litigation Counsel
Kansas Corporation Commission
1500 SW Arrowhead Rd.
Topeka, Kansas 66604-4027
Phone: (785) 271-3196
Fax: (785) 271-3167
p.smith@kcc.ks.gov

ATTORNEYS FOR STAFF

/s/ C. Steven Rarrick
DAVID SPRINGE (#15619)
NIKI CHRISTOPHER (#19311)
C. STEVEN RARRICK (#13127)
Citizens' Utility Ratepayer Board
1500 SW Arrowhead Road
Topeka, KS 66604
d.springe@curb.kansas.gov
s.rarrick@curb.kansas.gov

ATTORNEYS FOR CURB

/s/ J. Michael Peters J. MICHAEL PETERS (#7457) KANSAS ELECTRIC POWER COOPERATIVE, INC. P. O. Box 4877 Topeka, KS 66604-0877

COUNSEL FOR KANSAS ELECTRIC POWER COOPERATIVE, INC.